January 24, 2025

Pankaj Khanna
Chief Executive Officer and Director
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

       Re: Heidmar Maritime Holdings Corp.
           Amendment No. 1 to Registrant Statement on Form F-4
           Filed January 17, 2025
           File No. 333-284004
Dear Pankaj Khanna:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment to Registration Statement on Form F-4
Cover Page

1. We note your response to prior comment 1. Please revise to disclose that holders will not know at the time of the vote the number of Holdings shares that they will receive, although the relative ownership of the MGO stockholders and Heidmar stockholders will remain unchanged, if true.
Effect of the Business Combination, page 96

2. Refer to the fourth paragraph of this section. We note your disclosure that the exchange ratio will likely result in an expected initial trading price below Nasdaq's standards. It is unclear why you are using an exchange ratio that is in your estimation unlikely to meet the initial trading price. Please clarify and revise as necessary.
 January 24, 2025
Page 2

3. We note five scenarios presented in the table at page 97. Please expand the existing table or include an additional table to convey more clearly (i) how the number of shares to be issued will change based on differing market prices of MGO shares and
       (ii) the resulting initial trading price per share under each scenario. Provide similar tabular disclosures in the prospectus summary as well.
General

4. Please update your disclosure throughout the registration statement, including your pro forma information, as necessary, to reflect the results of the MGO stockholder vote on January 24, 2025.
        Please contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-
3796 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Keith Billotti